May 11, 2009
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20549

Attention:	Larry Spirgel, Assistant Director Kyle Moffatt, Accountant Branch Chief Michael Henderson, Staff Accountant Celeste Murphy, Legal Branch Chief Scott Hodgdon, Attorney-Advisor

Re:	Harmonic Inc. Form 10-K for the year ended December 31, 2008 Filed March 12, 2009 File No. 1-000-25826
Ladies and Gentlemen:
Harmonic Inc. (“Harmonic,” the “Company” or “we”) respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated April 21, 2009 (the “Comment Letter”), which included comments related to our filing on March 12, 2009 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 Annual Report”).
To facilitate your review of the Company’s responses to the comments by the Staff as set forth in the Comment Letter, we have reproduced below the Staff’s comment followed by our response.
Form 10-K for the year ended December 31, 2008
Note 1: Organization, Basis of Presentation and Summary of Significant Accounting Policies
Long-lived Assets, page 68
1.
We note that your purchased intangible assets include, among other assets, an assembled workforce. It is unclear to us why you believe it is appropriate to recognize such an intangible asset in light of paragraph B169 of SFAS 141. Please advise or revise.

We respectfully advise the Staff that the purchased assembled workforce assets that we acquired for $60,000 during our third quarter ended September 26, 2008, were part of an asset acquisition, not a business combination, because the assets acquired did not qualify as a business as defined in EITF 98-3. Therefore, we believe that the Financial Accounting Standards Board’s considerations in paragraph B169 of SFAS 141 are not applicable to the assembled workforce assets as they were not part of a business combination. We acknowledge that our disclosure of intangible assets which included, among other assets, an assembled workforce, could be confusing. Accordingly, in our 2009 Annual Report on Form 10-K, we propose to state that purchased intangible assets from business combinations and asset acquisitions include customer base, maintenance agreements, core technology, developed technology, assembled workforce, trademark and tradename, and supply agreements.

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Definitive Proxy Statement Incorporated by Reference Into Part III of Form 10-K
Compensation Discussion and Analysis, page 17
Incentive Bonus Plan, page 19
2.
On page 19 of your definitive proxy statement, you disclose the company performance measures of the Compensation Committee used for determining compensation under the performance-based incentive bonus plan, namely operating income targets and revenue targets. In future filings, please disclose the company performance targets used under the annual incentive plan or provide a more comprehensive analysis as to why disclosure of each company-level performance target for the last fiscal year would cause you competitive harm when disclosure of the performance target will occur after the fiscal year has ended and actual company results will have been disclosed. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

We respectfully acknowledge the Staff’s comment, and hereby advise the Staff that we will, in future filings of annual reports on Form 10-K or proxy statements that contain a Compensation Discussion and Analysis section, (i) include disclosure regarding company performance targets used under an annual incentive plan, or (ii) provide a more comprehensive analysis as to why disclosure of each company-level performance target for the last fiscal year would cause us competitive harm.

Outstanding Equity Awards as of December 31, 2008, Page 25
3.	Please disclose the vesting dates for the options in this table. Refer to Instruction 2 to Regulation S-K Item 402(f)(2).

We respectfully advise the Staff that we have disclosed the vesting dates for outstanding options as of December 31, 2008 in the table on page 25 by providing a footnote for the entire table which states: “Under our Stock Option Plans, these options vest 25% upon completion of 12 months service and 1/48 per month thereafter and expire after seven years or ten years from date of grant, contingent upon continued employment.”

We respectfully advise the Staff that we will include separate footnotes disclosing the vesting schedule for each option grant set forth in the “Outstanding Equity Awards at Fiscal Year-End Table” in future filings of annual reports on Form 10-K or proxy statements that contain a Compensation Discussion and Analysis section. For the Staff’s reference, the following table summarizes the stock options outstanding as of December 31, 2008 for each of our named executive officers, and provides information related to the vesting schedule of each such option in accordance with the preceding sentence:

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Outstanding Equity Awards at 12/31/08
		# of Securities	# of Securities
		Underlying	Underlying
	Vesting	Unexercised	Unexercised		Option
	Commencement	Options (#	Options (#	Option Exercise	Expiration
Name	Date[1]	Exercisable)	Unexercisable)	Price ($/Sh)	Date
Patrick J. Harshman	6/22/99	8,000[2]	—	25.5000	6/22/2009
	9/30/99	10,000[2]	—	65.4063	9/30/2009
	8/1/00	30,000[2]	—	23.5625	8/1/2010
	1/26/01	40,000[2]	—	9.1250	1/26/2011
	1/23/02	45,000[2]	—	10.4000	1/23/2012
	1/28/03	21,326[2]	—	3.4600	1/28/2013
	2/27/06	56,666[3]	23,334	5.8700	2/27/2013
	5/4/06	96,875[4]	53,125	5.1400	5/4/2013
	1/20/04	50,000[2]	—	9.2900	1/20/2014
	5/1/07	83,333[5]	116,667	8.2000	5/1/2014
	5/3/05	43,465[6]	5,209	5.8600	5/3/2015
	5/15/08	—	200,000[7]	8.1700	5/15/2015
Robin N. Dickson	6/22/99	24,000[2]	—	25.5000	6/22/2009
	8/1/00	45,000[2]	—	23.5625	8/1/2010
	1/26/01	40,000[2]	—	9.1250	1/26/2011
	1/23/02	37,000[2]	—	10.4000	1/23/2012
	1/28/03	37,028[2]	—	3.4600	1/28/2013
	2/27/06	35,419[8]	14,581	5.8700	2/27/2013
	1/20/04	40,000[2]	—	9.2900	1/20/2014
	5/1/07	29,166[9]	40,834	8.2000	5/1/2014
	5/3/05	44,791[10]	5,209	5.8600	5/3/2015
	5/15/08	—	100,000[11]	8.1700	5/15/2015
Matthew Aden	10/8/07	29,166[12]	70,834	11.2000	10/8/2014
	5/15/08	—	60,000[13]	8.1700	5/15/2015
Nimrod Ben-Natan	6/22/99	3,500[2]	—	25.5000	6/22/2009
	8/1/00	9,000[2]	—	23.5625	8/1/2010
	1/26/01	10,000[2]	—	9.1250	1/26/2011
	1/23/02	13,000[2]	—	10.4000	1/23/2012
	2/27/06	6,420[14]	11,667	5.8700	2/27/2013
	1/14/01	3,278[2]	—	8.9300	1/14/2014
	5/1/07	29,166[15]	40,834	8.2000	5/1/2014
	5/3/08	3,500[16]	1,250	5.8600	5/3/2015
	5/15/08	—	100,000[17]	8.1700	5/15/2015

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Outstanding Equity Awards at 12/31/08
		# of Securities	# of Securities
		Underlying	Underlying
	Vesting	Unexercised	Unexercised		Option
	Commencement	Options (#	Options (#	Option Exercise	Expiration
Name	Date[1]	Exercisable)	Unexercisable)	Price ($/Sh)	Date
Neven Haltmayer	2/27/06	31,875[18]	13,125	5.8700	2/27/2013
	1/14/04	8,000[2]	—	8.9300	1/14/2014
	5/1/07	29,166[19]	40,834	8.2000	5/1/2014
	5/3/05	9,854[20]	1,146	5.8600	5/3/2015
	5/15/08	—	100,000[21]	8.1700	5/15/2015
1.
Unless otherwise indicated, all options granted to named executive officers vest over a four-year period, at a rate of 25% upon completion of 12 months service from the vesting commencement date and 1/48 per month thereafter, contingent upon continued employment.

2.	The shares subject to this option have fully vested.

3.
As of December 31, 2008, 56,666 shares subject to this option were vested, and an additional 1,667 shares subject to this option will vest monthly until all shares subject to this option become vested.

4.
As of December 31, 2008, 96,875 shares subject to this option were vested, and an additional 3,125 shares subject to this option will vest monthly until all shares subject to this option become vested.

5.
As of December 31, 2008, 83,333 shares subject to this option were vested, and an additional 4,167 shares subject to this option will vest monthly until all shares subject to this option become vested.

6.
As of December 31, 2008, 43,465 shares subject to this option were vested, and an additional 1,014 shares subject to this option will vest monthly until all shares subject to this option become vested.

7.
As of December 31, 2008, none of the shares subject to this option were vested. 50,000 shares subject to this option will vest on May 15, 2009, and an additional 4,167 shares will vest monthly thereafter until all shares subject to this option become vested.

8.
As of December 31, 2008, 35,419 shares subject to this option were vested, and an additional 1,042 shares subject to this option will vest monthly until all shares subject to this option become vested.

9.
As of December 31, 2008, 29,166 shares subject to this option were vested, and an additional 1,458 shares subject to this option will vest monthly until all shares subject to this option become vested.

10.
As of December 31, 2008, 44,791 shares subject to this option were vested, and an additional 1,042 shares subject to this option will vest monthly until all shares subject to this option become vested.

11.
As of December 31, 2008, none of the shares subject to this option were vested. 25,000 shares subject to this option will vest on May 15, 2009, and an additional 2,083 shares will vest monthly thereafter until all shares subject to this option become vested.

12.
As of December 31, 2008, 29,166 shares subject to this option were vested, and an additional 2,083 shares subject to this option will vest monthly until all shares subject to this option become vested.

13.
As of December 31, 2008, none of the shares subject to this option were vested. 15,000 shares subject to this option will vest on May 15, 2009, and an additional 1,250 shares will vest monthly thereafter until all shares subject to this option become vested.

14.	As of December 31, 2008, 6,420 shares subject to this option were vested, and an additional 377 shares subject to this option will vest monthly until all shares subject to this option become vested.

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15.
As of December 31, 2008, 29,166 shares subject to this option were vested, and an additional 1,458 shares subject to this option will vest monthly until all shares subject to this option become vested.

16.	As of December 31, 2008, 3,500 shares subject to this option were vested, and an additional 99 shares subject to this option will vest monthly until all shares subject to this option become vested.

17.
As of December 31, 2008, none of the shares subject to this option were vested. 25,000 shares subject to this option will vest on May 15, 2009, and an additional 2,083 shares will vest monthly thereafter until all shares subject to this option become vested.

18.	As of December 31, 2008, 31,875 shares subject to this option were vested, and an additional 938 shares subject to this option will vest monthly until all shares subject to this option become vested.

19.
As of December 31, 2008, 29,166 shares subject to this option were vested, and an additional 1,458 shares subject to this option will vest monthly until all shares subject to this option become vested.

20.	As of December 31, 2008, 9,854 shares subject to this option were vested, and an additional 229 shares subject to this option will vest monthly until all shares subject to this option become vested.

21.
As of December 31, 2008, none of the shares subject to this option were vested. 25,000 shares subject to this option will vest on May 15, 2009, and an additional 2,083 shares will vest monthly thereafter until all shares subject to this option become vested.

Acknowledgment
In connection with the foregoing responses to the Comment Letter, the Company acknowledges that:
▪	the Company is responsible for the adequacy and accuracy of the disclosure in the 2008 Annual Report;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2008 Annual Report; and

▪	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or concerns with respect to the foregoing, please contact either Robin Dickson at (408) 542-2661 or Terry Roelands at (408) 542-2649 or by facsimile at (408) 490-6353.

Sincerely,

/s/ Patrick J. Harshman

Patrick J. Harshman
President and Chief Executive Officer

cc:
Robin N. Dickson, Chief Financial Officer, Harmonic Inc.
Terry Roelands, Corporate Controller, Harmonic Inc.
Robert G. Day, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Rezwan D. Pavri, Esq., Wilson Sonsini Goodrich & Rosati, P.C.